Exhibit 99.3

Update to the September 2025 Conceptual PEA November 10, 2026 Fourmile 2026Initial Assessment

Q3 2026 FOURMILE UPDATE ? 2 Cautionary Statement on Forward-Looking Information Certain information contained or incorporated by reference in this presentation, including any information as to our strategy, projects, plans or future financial or operating performance of Barrick Mining Corporation, “Barrick” or the “Company, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “target”, “plan”, “guidance”, “ramp up”, “on track”, “project”, “growth”, “expected”, “progress”, “advance”, “continue”, “potential”, “conceptual”, “preliminary”, “focus”, “budget”, “ongoing”, “scheduled”, “will”, “can”, “could”, “positioned”, and similar expressions identify forward-looking statements. In particular, this presentation contains forward-looking statements including, without limitation, with respect to: projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries; anticipated timelines, costs and plans for Fourmile’s development, operation and closure; the ability and timeline to secure all relevant rights, licenses, permits and authorizations; the planned contribution of Fourmile into Nevada Gold Mines; stakeholder engagement; sufficiency of infrastructure, systems and consultants and personnel; operating or technical challenges in connection with mining or development activities; the results of the initial assessment’s economic analysis (which includes inferred mineral resources), including financial metrics; the underlying modelling assumptions, including commodity prices, mine plans and production schedules, recoveries, and capital and operating cost estimates; the application of U.S. federal and Nevada state tax and royalty regimes, including applicable property royalties, operating costs and capital costs; information pertaining to potential improvements to financial and operating performance and mine life at Fourmile; and expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this presentation in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this presentation are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to the proposed IPO of an entity that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by, or failure to obtain key licenses from governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; Barrick’s ability to achieve its sustainability goals, including its climate related goals and GHG emissions reduction targets; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability of and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this presentation. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Fourmile: 2025 Conceptual PEA vs. 2026 IA[2,3]

Key changes

- **Resource:** Roughly doubled to 15.6 Moz, refer to table for breakdown, at higher grade.
- **Improved geological controls**: Developing stronger understanding of geological controls driving continuity of high grades, resulting in some movements on the boundary.
- **Capital:** ~$2.6B, vs. ~$1.5–1.7B, driven by additional development including associated fleet and infrastructure supporting increased annual production rates.[6]
- **Production:** ~750–850 koz/yr at ~2.0 Mtpa, vs. ~600–750 koz/yr previously reported at ~1.5–1.8 Mtpa.[5]
- **AISC[1]:** ~$850–950/oz, mainly royalties on the higher gold price.

	Sept 2025 Conceptual PEA[2]	2026 IA Including Inferred[3]	2026 IA Excluding Inferred[3]
Indicated resource	3.6 Mt @ 11.8 g/t, 1.4 Moz	4.6 Mt @ 17.59 g/t, 2.6 Moz	4.6 Mt @ 17.59 g/t, 2.6 Moz
Inferred resource	14 Mt @ 14.1 g/t, 6.4 Moz	25 Mt @ 16.9 g/t, 13 Moz	Excluded
Exploration Target[8]	32–34 Mt @ 15–16 g/t	30–34 Mt @ 15–16 g/t (Excluded)	30–34 Mt @ 15–16 g/t (Excluded)
Mine life (years)	>25 (incl. target)	>15	>4
Ore tonnes (full production)[4]	~1.5–1.8 Mtpa	~2.0 Mtpa	~1.0–1.2 Mtpa
Avg. annual production (koz)[5]	~600–750	~750–850	~400–500
Project capital ($B)[6]	~1.5–1.7	~2.6	~1.7–1.8
Cost of sales ($/oz)	~850–900	~1,100–1,200	~2,200–2,300
LOM AISC ($/oz)[1,7]	~650–750	~850–950	~1,300–1,400
Consensus Gold Price ($/oz)	2,585	3,568	3,568

Change in AISC[1]:
~$850–950/oz in the 2026 IA vs. ~$650–750/oz in the 2025 Conceptual PEA is due to:
- Higher royalty costs from higher gold price assumptions applied (c. $110/oz).
- The move to a Mineral Resource-only case that excludes Exploration Target.
- Exploration Target carries lower capital intensity due to increased development in first 10-15 years and extends partially outside the Teck property boundary lowering effective royalty.

The 2026 IA is an American Barrick Gold Corporation filing and its contents are not incorporated by reference into this presentation; Barrick Mining Corporation will file an equivalent NI 43-101 Report on the Fourmile Project within 45 days of the 2026 IA filing. The 2025 PEA and 2026 IA include Inferred Mineral Resources that are too speculative geologically to have modifying factors applied that would enable them to be categorized as Mineral Reserves (~83% of resources in the 2026 IA including-Inferred case); there is no certainty the assessments will be realized. Exploration Target and potential quantities and grades are conceptual in nature, with insufficient exploration to define a Mineral Resource and it is uncertain that further exploration will result in the target being delineated as a Mineral Resource. All figures are shown on a 100% basis. Complete mineral reserve and mineral resource data, including tonnes, grades and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on pages 36-46 of Barrick's 2025 Annual Information Form/Form 40-F filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK

Q3 2026 FOURMILE UPDATE | 3

What Changed: More Development, Higher Run Rate Additional development resulting in improved profile with ramp-up impacted by geological updates. September 2025 Conceptual PEA2 2026 Initial Assessment3 1,000 2026 2030 2034 2038 2042 2046 2050 2054 2058 2062 Total development meters (m) Gold production (koz) 2024 Inclusive Mineral Resource profile Total development meters ( 1,000 2026 2030 2034 2038 2042 2046 2050 2054 2058 2062 Total development meters (m) Gold production (koz) 2026 IA excluding Inferred Additional from Inferred Total development meters (m) Basis: 2024 Mineral Resource ($1,900/oz) (incl. Inferred) profile. Production Range: ~600–750 koz/yr. 2024 Resource only: Production peaked at ~700koz, dropping off from 2038. Basis: 2025 Mineral Resource ($2,000/oz) profile excluding Exploration Target. Production Range: ~750–850 koz/yr incl. Inferred; ~400–500 koz/yr excl. Inferred. Ramp-up: Development period extended to support higher mining run rate and production profile continuity. Geological controls: Spatial changes on the model boundaries. All figures are shown ona100%basis.The 2025 PEA and 2026 IA include Inferred Mineral Resources that are too speculative geologically to have modifying factors applied that would enable them to be categorized as Mineral Reserves (~83% of resources in the IA including-Inferred case); there is no certainty the assessments will be realized. Exploration Target andpotential quantities and grades are conceptual in nature, with insufficient exploration to define a Mineral Resource and it is uncertain that further exploration will result in the target being delineated as a Mineral Resource.IAouncesroundedto5koz.Totaldevelopmentmeters(capitalplusoperating)pertheconceptual 2025PEAand2026 IAminephysicals;thePEAcaseincludesExploration Targetdevelopment.

Q3 2026 FOURMILE UPDATE ? 5 Technical Information and Endnotes Technical Information The scientific and technical information contained in this presentation has been reviewed and approved by Javier Ortuzar, FAusIMM, Senior Vice President, Exploration; and Russell Owen, FAusIMM, Vice President, Technical Services — each a “Qualified Person” as defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects. All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025. Endnotes “Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. Barrick believes that the use of “Total cash costs” per ounce and “All-in sustaining costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details including a detailed reconciliation of this non-GAAP financial measure to its most directly comparable GAAP measure are incorporated by reference and provided on pages 44-56 of the MD&A accompanying Barrick’s Q3 2026 interim financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. 2025 Fourmile production and economic metrics were based upon the September 2025 Conceptual Preliminary Economic Analysis (Conceptual PEA), using Barrick’s December 31, 2024 Resource Estimate and, for AISC, the August 2025 long term consensus gold price of $2,585/oz. All of the figures used as part of the September 2025 Conceptual PEA included the prior exploration upside. 2026 Fourmile production and economic metrics are based upon the 2026 Initial Assessment filed by American Barrick Gold Corporation with the U.S. Securities and Exchange Commission, titled “S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis on the Fourmile Project, Nevada, USA, dated as of November 10, 2026 and effective as of December 31, 2025” (the “2026 IA”), using Barrick’s December 31, 2025 Resource Estimate and, for AISC and Cost of Sales, the October 2026 long term consensus gold price of $3,568/oz. A $1,000/oz increase in gold price impacts AISC and Cost of Sales by $110/oz. The 2026 IA is based upon $2,000/oz mineable stope optimizer. Tonnes is calculated based on the 2026 IA, using the periods where the mine run rates are at or above 80% of plant annual throughput capacity. This excludes the ramp-up period in each case, and the ramp down period in the inclusive of inferred mineral resource case where resources start to deplete. The average tonnes across all phases from 2033 onwards would be 1.6 Mtpa for the inclusive case and 1.1 Mtpa for the exclusive case. The average annual production across all phases from 2033 onwards would be 630 Koz for the inclusive case and 465 Koz for the exclusive case. Represents full production average annual run rate for 2026 IA inclusive of inferred resource cases. Full production average annual run rate is calculated based on the 2026 IA, using the periods where the mine run rates are at or above 80% of plant annual throughput capacity. This excludes the ramp-up period in each case, and the ramp down period in the inclusive of inferred mineral resource case where resources start to deplete. The average annual production across all phases from 2033 onwards would be 630 Koz for the inclusive case and 465 Koz for the exclusive case. Project capital: ±50% accuracy, contingency not exceeding 25%. Estimated all-in sustaining cost figures are inclusive of a net profits interest royalty that will apply to production from certain portions of the Fourmile deposit and provide the royalty holder with a royalty equal to 10% of net profits from the property subject to the royalty until 6 million ounces of gold have been produced and increasing to 15% thereafter, as well as two gross royalties with effective rates of up to approximately 1.2% and approximately 1.3%. The exploration target does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve. Ranges of potential tonnage and grade (or quality) of an exploration target are conceptual in nature; there has been insufficient exploration of the relevant property or properties to estimate a mineral resource; and it is uncertain if further exploration will result in the estimation of a mineral resource.